Cascade Bancorp
1100 NW Wall Street
Bend, Oregon 97701

March 16, 2006

The United States Securities
and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cascade Bancorp
Preliminary Proxy Statement on Form 14A
Filed February 27, 2006
File 0-23322
Acknowledgement

To Whom It May Concern:

In connection with the filing of the preliminary proxy statement on Form 14A filed on February 27, 2006, as subsequently amended on March 16 The proxy statement has been revised in response to Staff’s comments.  See pages 20-21 of the preliminary proxy statement.  , 2006 (and as such proxy statement may be subsequently amended if at all) and in connection with the definitive proxy statement to be filed and delivered to its shareholders (collectively, the “Proxy Statement”) and in response to the request made by the Staff in that certain letter dated March 10, 2006, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  Please contact me or our counsel, Michael C. Phillips (503-778-5214) if you have any questions or comments.

Very Truly Yours,
Cascade Bancorp

/s/ Patricia Moss
Patricia Moss
President and Chief Executive Officer

Cc: Gregory Dundas  202-551-3426